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                              July 24, 2023

       Matt J. Chambless
       Chief Financial Officer
       Computer Programs & Systems, Inc.
       54 St. Emanuel Street
       Mobile, Alabama 36602

                                                        Re: Computer Programs &
Systems, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 16,
2023
                                                            File No. 000-49796

       Dear Matt J. Chambless:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Management Overview, page 44

   1. You disclose that retention of existing Acute Care EHR customers is a key component of your long-term growth
strategy and retention rates for these customers have remained in the mid-to-high 90th
percentile ranges without deviating materially from 2019 to 2022.
                                                        Please revise to
disclose the actual retention rates for the periods presented as you appear to do in your March and
June 2023 Investor Presentations.
 Matt J. Chambless
FirstName  LastNameMatt J. Chambless
Computer Programs  & Systems, Inc.
Comapany
July       NameComputer Programs & Systems, Inc.
     24, 2023
July 24,
Page  2 2023 Page 2
FirstName LastName
Results of Operations
2022 Compared to 2021, page 48

2. You disclose that the number of new hospital clients for your Acute Care EHR solutions for the periods presented. Please tell us your consideration to disclose the total number of such clients as of the end of each period presented to add context to this disclosure. In this regard, we note that such information is provided in your March and June 2023 Investor
         Presentations.
Consolidated Financial Statements
Consolidated Statement of Operations, page 67

3. You present cost of sales exclusive of amortization expense and a subtotal for gross profit. Please tell us how your presentation complies with SAB Topic 11.B. In this regard, you should either include the amortization of acquisition-related intangibles in cost of sales or remove the gross profit subtotal from your statements of operations. Your discussion of gross profit and gross margin in MD&A should be similarly revised. In your response, provide us with the amount of amortization expense excluded from costs of sales for each period presented.
Note 5. Software Development, page 80

4. We note you have determined that the change in accounting for software development costs is a change in accounting estimate effected by a change in accounting principle.
         Please provide us with a detailed analysis of how you determined that this change was not a correction of an error. In this regard, you state that your ongoing monitoring activities revealed that your then-current capitalization methodology did not fully reflect all of the activities critical to develop software assets.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology